May 18, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Freedom Leaf, Inc. Form 8-K filed May 7, 2015 File No. 333-190067

Dear Sir or Madam:

We are in receipt of your letter dated May 15, 2015 regarding Freedom Leaf, Inc. regarding the aforementioned filing. Please find below our respective responses:

Form 8-K Filed May 7, 2015

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.	We note that you believe Form 10-Q for the quarter ended December 31, 2014 is “deficient in its disclosures.” In this regard, please amend your Form 8-K to disclose the nature of the deficiencies and identify the financial statements that should not be relied upon. Refer to Item 4.02 (a)(2) of Form 8-K.

Response:

The Company determined that the merger of Freedom Leaf, Inc. (f/k/a Arkadia International, Inc.) and Freedom Leaf, Inc. (the private company), and the subsequent filing of the December 31, 2014 10-Q did not include the applicable financial statements of Freedom Leaf, Inc., the private company, for the proper reporting of its operations.

2.	In addition, we note that you plan to amend your December 31, 2014 10-Q. Please tell us when you plan to file the amended 10-Q.

Response:

The Company is working with its independent accountant and legal counsel to amend the filing. The Company anticipates amending its December 31, 2014 10-Q, as well as the March 31, 2015 10-Q, as applicable, within sixty (60) days.

In conclusion, the Company acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clifford J. Perry

Clifford J. Perry

Chief Executive Officer